UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

EXCERPTS FROM THE MINUTES OF THE 220TH MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 24, 2013

1. DATE, TIME AND PLACE: On April 24, 2013, at 10:00 a.m., at the head office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”), with the vote of Mr. Claudio B. Guedes Palaia in writing cast in advance and hence he was considered present. The meeting was also attended by the Chief Executive Officer and the other Executive Officers.

4. PRESIDING BOARD: Chairman – Murilo Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

First, the Directors elected at the Annual Shareholders' Meeting held on April 19 were invested in their respective positions, pursuant to Article 14 of the Bylaws.

After the items on the agenda were examined, the following matters were discussed and the following resolutions were taken by unanimous vote and without any restrictions:

(i)                 Elect, pursuant to Paragraph 4, Article 15 of the Bylaws, Messrs. Murilo Passos and Renê Sanda for the positions of CHAIRMAN and VICE-CHAIRMAN of the Board, respectively;

(ii)              Approve  the minutes of the 219th Meeting of the Board of Directors held on March 27, 2013;

(iii)            Take cognizance of the activities of the Advisory Committees and Commissions of the Board of Directors in March;

(iv)            Appoint the following members to the Board of Directors’ Advisory Committees: HUMAN RESOURCES MANAGEMENT COMMITTEE: Renê Sanda, Francisco Caprino Neto and Carlos Alberto Cardoso Moreira; MANAGEMENT PROCESSES COMMITTEE: João Ernesto de Lima Mesquita, Francisco Caprino Neto and Martin R. Glogowsky; and RELATED PARTIES COMMITTEE: Fernando Santos do Nascimento, Francisco Caprino Neto and Helena Kerr do Amaral;

(v)              Take cognizance of the managerial highlights and material facts in the month, reported by the Chief Executive Officer;

(vi)            Elect, pursuant to item “a”, Article 18 of the Bylaws of the Company, the members of the Company’s Board of Executive Officers, for term of office of two (2) years, upon signature of the Instrument of Investiture, until the meeting of the Board of Directors to be held after the Annual Shareholders' Meeting of 2015: CHIEF EXECUTIVE OFFICER – Wilson P. Ferreira Junior, Brazilian, divorced, engineer, bearer of identification document (RG) no. 10.500.091, issued by SSP/SP inscribed in the individual taxpayer register (CPF/MF) under no. 012.217.298-10; CHIEF FINANCIAL AND INVESTOR RELATIONS OFFICER – Gustavo Estrella, Brazilian, married, business administrator, bearer of identification document (RG) no. 8.806.922, issued by SSP/RJ inscribed in the individual taxpayer register (CPF/MF) under no. 037.234.097-09; CHIEF OPERATIONS OFFICER - Hélio Viana Pereira, Brazilian, married, engineer, bearer of identification document (RG) no. M175.556, issued by SSP/MG inscribed in the individual taxpayer register (CPF/MF) under no. 237.109.776-49, CHIEF INSTITUTIONAL RELATIONS OFFICER - Ricardo Cleber Zangirolami, Brazilian, married, lawyer, bearer of identification document (RG) no. 16819397, issued by SSP/SP inscribed in the individual taxpayer register (CPF/MF) under no. 151.833.308-75; CHIEF ADMINISTRATIVE OFFICER – José Marcos Chaves de Melo, Brazilian, married, engineer, bearer of identification document (RG) no. 05884247-7, issued by IFP-RJ inscribed in the individual taxpayer register (CPF/MF) under no. 730.497.867-87; and CHIEF BUSINESS DEVELOPMENT OFFICER - Carlos da Costa Parcias Júnior, Brazilian, married, economist, bearer of identification document (RG) no. 041629593, issued by IFP/RJ inscribed in the individual taxpayer register (CPF/MF) under no. 667.235.667-34, all of them with business address at Rodovia Eng. Miguel Noel Nascentes Burnier, nº 1755, CEP 13088-140, in the city of Campinas, state of São Paulo;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

The Executive Officers hereby elected declare that they are not legally impeded them from performing their duties and will be invested in their respective positions after signing the Instrument of Investiture drawn up in the Book of Minutes of Meetings of the Board of Executive Officers, the Instrument of Consent envisaged in the Listing Rules of the Novo Mercado segment of BM&FBOVESPA, by which they undertake to comply with the rules therein, and the Instrument of Agreement to the provisions of the Shareholders’ Agreement filed at the headquarters of the Company.

(vii)           Recommend  to the representatives of the Company in the management bodies of subsidiaries to vote for the candidates indicated by the Chief Executive Officer in the election of members of the Board of Directors and Board of Executive Officers;

(viii)         Approve  the premises for the individual short-term target plans (ICP) of the Board of Executive Officers of the Company for fiscal year 2013, which will be formalized through individual target agreements;

(ix)             Approve  the amendment to the budget for 2013 of the Company and its subsidiaries, as provided for in item "b", Article 17 of the Bylaws, recommending to the Management bodies of subsidiaries to vote for the amendment of the respective budgets for 2013. It was placed on record that the Amendment to the 2013 Budget was previously submitted to the Budget Commission for analysis; and bodies of subsidiaries to vote for the amendment of the respective budgets for 2013. It was placed on record that the Amendment to the 2013 Budget was previously submitted to the Budget Commission for analysis; and

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

(x)               Recommend  to the representatives of the Company in the Management bodies of the subsidiaries to vote for approval of the following matters: (x.i) CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and RGE:  Acquisition of round concrete and double T posts - Board of Executive Officers Resolution no. 2013022-E  and (x.ii) CPFL Paulista: Contracting of CPFL Serviços - Board of Executive Officers Resolution no. 2013006-E.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors present and by the Secretary. Murilo Passos – Chairman, Renê Sanda, Claudio Palaia, Marcelo Pires de Oliveira, Deli Soares Pereira, Martin R. Glogowsky, Maria Helena Santana and Gisélia Silva – Secretary.

I certify that this is an extract from the original minutes recorded in the minutes book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 8, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.